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                                                                    Exhibit 4.41

                       MAXIMUM FIVE-YEAR ANNIVERSARY VALUE
                               DEATH BENEFIT RIDER

This rider is made a part of the contract to which it is attached. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

If the Owner or any joint Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for any provision or benefit of this rider using the age or life of the Owner.

The Amount Payable Before the Annuitization Start Date provision in the PAYMENTS TO BENEFICIARIES section of the contract, including any attached endorsement, to which this rider is attached is hereby deleted and replaced with the following.

AMOUNT PAYABLE BEFORE THE ANNUITIZATION START DATE

If You die before the Annuitization Start Date while this rider is in force, then We will pay the beneficiary the greatest of the following amounts, less any purchase payment credits that are subject to reversal as described in the Purchase Payment Credits provision:

1.   the Contract Value, after any rider charges have been deducted; or

2.   the Return of Purchase Payment (ROPP) Value; or

3.   the Maximum Five-Year Anniversary Value (5-Year MAV).

COVERED LIFE CHANGE DEFINITION: A "covered life change" is either A) continuation of the contract by a spouse under the Spouse's Option to Continue Contract provision or B) an ownership change where an Owner after the ownership change was not an Owner prior to the change.

ADJUSTMENTS FOR PARTIAL SURRENDERS DEFINITION: "Adjustments for partial surrenders are calculated for both the 5-Year MAV and ROPP value separately for each partial surrender using the following formula:

                                  A X B where:
                                  -----
                                    C

     A = the amount Your Contract Value is reduced by the partial surrender

     B = the applicable ROPP value or 5-Year MAV on the date of (but prior to) the partial surrender

     C = the Contract Value on the date of (but prior to) the partial surrender.

                     RETURN OF PURCHASE PAYMENT (ROPP) VALUE

If the rider is effective on the Contract Date, the ROPP value is established as the total purchase payments and any purchase payment credits. If the rider is effective on a Contract Anniversary, the ROPP value is established as the Contract Value on the later of that anniversary or the Valuation Date we receive your written request to add the rider. Adjustments are made to the ROPP value in the following circumstances.

1. Additional purchase payments and any purchase payment credits will be added to the ROPP value.

2. Partial surrenders will result in "adjustments for partial surrenders" subtracted from the ROPP value.

3. After a "covered life change" for a spouse who continues the contract, the ROPP value is reset to the Contract Value on the date of continuation after any rider charges have been deducted and after any increase to the Contract Value due to the death benefit that would otherwise have been paid.

4. After a "covered life change" other than for a spouse who continues the contract, the ROPP value is reset on the Valuation Date We receive Your Written Request for the "covered life change" to the lesser of A or B where:

     A = the Contract Value on that date after any rider charges have been deducted, and

     B = the ROPP value on that date (but prior to the reset).

                       MAXIMUM FIVE-YEAR ANNIVERSARY VALUE
                                  (5-YEAR MAV)

The 5-Year MAV equals the ROPP value prior to the initial fifth Contract Anniversary after the effective date of this rider. On each fifth Contract Anniversary after the effective date of this rider and prior to the earlier of the Maximum 5-Year MAV Date shown under Contract Data or Your date of death, the 5-Year MAV will be increased to the Contract Value, if the Contract Value is greater.


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Adjustments are made to the 5-Year MAV in the following circumstances.

1. Additional purchase payments and any purchase payment credits will be added to the 5-Year MAV.

2. Partial surrenders taken will result in "adjustments for partial surrenders" subtracted from the 5-Year MAV.

3. After a "covered life change" for a spouse who continues the contract, the 5-Year MAV is reset to the Contract Value on the date of continuation after any rider charges have been deducted and after any increase to the Contract Value due to the death benefit that would otherwise have been paid.

4. After a "covered life change" other than for a spouse who continues the contract, the 5-Year MAV is reset on the Valuation Date We receive Your Written Request for the "covered life change" to the lesser of A or B where:

     A = the Contract Value on that date after any rider charges have been deducted, and

     B = the 5-Year MAV on that date (but prior to the reset).

RIDER CHARGES

An Optional Death Benefit Rider Fee for this rider is included in the Annual Mortality and Expense Risk Fee shown under Contract Data. This increases the Mortality and Expense Risk Charge which is deducted from each variable subaccount on a daily basis as described in Your contract.

If the rider is terminated by a "covered life change" or on the Annuitization Start Date, the Optional Death Benefit Rider Fee for this rider will be removed from the Annual Mortality and Expense Risk Fee from that point forward.

TERMINATION OF THE RIDER

This rider cannot be terminated either by You or Us except as follows:

1. If there has been any "covered life change" where You, as redefined, were older than the 5-Year MAV Benefit Age (shown under Contract Data) on the date of the "covered life change", then the rider will terminate and the Amount Payable Before the Annuitization Start Date provision in the PAYMENTS TO BENEFICIARIES section of the contract, including any attached endorsement, will be reinstated.

2.   The rider will terminate on the Annuitization Start Date.

3. After the death benefit is payable, unless the spouse continues the contract as described in the Spouse's Option to Continue Contract provision, the rider will terminate.

4.   Termination of the contract for any reason will terminate the rider.

Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon Your death.

EFFECTIVE DATE

This rider is effective as of the Contract Date of this contract unless a different date is shown under Contract Data.

RIVERSOURCE LIFE INSURANCE COMPANY


/s/ Thomas R. Moore
Secretary


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